Filed Pursuant to Rule 424(b)(2)
Registration No. 333-172562
PRICING SUPPLEMENT NO. 2013—CMTNH0102 DATED JUNE 25, 2013
(TO UNDERLYING SUPPLEMENT NO. 2 DATED DECEMBER 27, 2012, PROSPECTUS SUPPLEMENT
DATED DECEMBER 20, 2012 AND PROSPECTUS DATED MAY 12, 2011)
MEDIUM-TERM SENIOR NOTES, SERIES H
CITIGROUP INC.

Callable Fixed to Inverse Floating Rate Range Accrual Notes Contingent on the Russell 2000® Index Due June 28, 2033

•	The stated principal amount of each note is $1,000.

•
Unless earlier redeemed, the notes have a maturity of 20 years and will mature on June 28, 2033. At maturity you will receive for each note you hold an amount in cash equal to $1,000 plus accrued and unpaid interest, if any. Interest will only be payable on the maturity date and earlier interest payment dates, as explained below. You will receive your payment at maturity and final interest payment, if any, on June 28, 2033 or, if that day is not a business day, the immediately following business day. No additional interest will accrue on the notes during this period. The notes only provide for the regular, fixed payment of interest for the first year following the issue date. After the first year, the amount of interest, if any, payable to you will depend on both 3-month U.S. Dollar LIBOR and the closing level of the Russell 2000® Index, which we refer to as the underlying index. The notes are subject to the credit risk of Citigroup Inc.

•	For the first year following the issue date of the notes, the interest rate will be 10.00% per annum.

•
For any quarterly accrual period from and including June 28, 2014 to the maturity date, interest will accrue on the notes at an annual rate equal to the contingent floating rate applicable to that accrual period, but only for each day during that accrual period on which the closing level of the underlying index is greater than or equal to the index reference level. The index reference level equals 672.882, 70% of the closing level of the underlying index on June 25, 2013, the date we priced the notes for initial sale to the public. If on each day for an entire accrual period the closing level of the underlying index is less than the index reference level, then no interest will accrue on the notes for that accrual period and you will not receive any interest payment on the related interest payment date. If on any day in a particular accrual period the closing level of the underlying index is less than the index reference level, the per annum interest payable for that accrual period, if any, will be less, and possibly significantly less, than the contingent interest floating rate for that accrual period.

•
The contingent floating rate for any accrual period will equal (i) 1.1 multiplied by (ii) 8.20% minus the floating interest rate commonly referred to as “3-month U.S. Dollar LIBOR” as determined on the second London business day prior to the first day of that accrual period, subject to a minimum of 0.00% per annum. Accordingly, the contingent floating rate for any accrual period may be as low as 0.00% per annum and will not be greater than 9.02% per annum, depending on the value of 3-month U.S. Dollar LIBOR on the relevant determination date. Therefore, regardless of the closing level of the underlying index, if 3-month U.S. Dollar LIBOR for a particular period is equal to or greater than 8.20%, the resulting contingent floating rate will be 0.00% per annum. Because the notes are inversely linked to 3-month U.S. Dollar LIBOR, the higher the rate of 3-month U.S. Dollar LIBOR, the lower the contingent floating rate and your related interest payment, if any, will be.

•	Interest on the notes, if any, is payable quarterly on the 28th day of each March, June, September and December, beginning September 28, 2013.

•
An accrual period means the period from and including June 28, 2014 to but excluding the immediately following interest payment date, and each successive period from and including an interest payment date to but excluding the next interest payment date. For the last four business days in an accrual period, the closing level of the underlying index will not be observed and will be assumed to be the same as the closing level of the underlying index on the elapsed day immediately preceding such unobserved days.

•
We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning on June 28, 2015, upon not less than five business days’ notice. Following an exercise of our call right, you will receive for each note you hold an amount in cash equal to $1,000 plus accrued and unpaid interest, if any.

•	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.

•	The CUSIP for the notes is 1730T0TN9. The ISIN for the notes is US1730T0TN99.

Investing in the notes involves risks not associated with an investment in conventional debt securities. See “Risk Factors Relating to the Notes” beginning on page PS-10.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus, prospectus supplement and underlying supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Issue Price(1)	$ 1,000.00	$ 3,000,000.00
Underwriting Fee(2)	$ 50.00	$ 120,000.00
Proceeds to Citigroup Inc.(2)	$ 950.00	$ 2,880,000.00
(1) On the date of this pricing supplement, the estimated value of the notes is $850.10 per note. The estimated value of the notes is based on Citigroup Global Markets Inc.’s (“CGMI”) proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.
(2) CGMI, an affiliate of Citigroup Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $50.00 for each $1,000 note sold in this offering. The actual underwriting fee will be equal to the selling concession paid to selected dealers. The per note proceeds to Citigroup Inc. above represents the minimum per note proceeds to Citigroup Inc., assuming the maximum per note underwriting fee. The total underwriting fee and the total proceeds to Citigroup Inc. shown above give effect to the actual amount of this variable underwriting fee. CGMI will pay selected dealers not affiliated with CGMI a variable selling concession of up to $50.00 for each $1,000 note they sell. Additionally, it is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.
CGMI expects to deliver the notes to purchasers on June 28, 2013.
Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION—Q&A

What Are the Notes?

The Callable Fixed to Inverse Floating Rate Range Accrual Notes Contingent on the Russell 2000® Index Due June 28, 2033 (the “notes”) are callable securities offered by Citigroup Inc. and have a maturity of 20 years.

Unlike conventional debt securities, the notes only provide for the regular, fixed payment of interest, at a rate of 10.00% per annum, for the first year following their issuance. From and including June 28, 2014, subject to our right to call the notes, interest, if any, will accrue during each quarterly accrual period (as defined below) at a variable annual rate (the “contingent floating rate”), but only for each day during the accrual period on which the closing level of the Russell 2000® Index (the “underlying index”) is greater than or equal to the index reference level. The “index reference level” equals 672.882, 70% of the closing level of the underlying index on June 25, 2013, the date we priced the notes for initial sale to the public. If the closing level of the underlying index is less than the index reference level on each day during a particular accrual period, then no interest will accrue on the notes for that accrual period and you will not receive any interest payment on the related interest payment date. Additionally, if the closing level of the underlying index is less than the index reference level on any day during a particular accrual period, you will not receive the entire contingent floating rate for that accrual period.

The contingent floating rate applicable to a particular quarterly accrual period will equal (i) 1.1 multiplied by (ii) 8.20% minus the floating interest rate commonly referred to as “3-month U.S. Dollar LIBOR” as determined on the second London business day prior to the first day of that accrual period, subject to a minimum of 0.00% per annum. Accordingly, the contingent floating rate for any accrual period may be as low as 0.00% per annum and will not be greater than 9.02% per annum, depending on the value of 3-month U.S. Dollar LIBOR on the relevant determination date. Therefore, regardless of the closing level of the underlying index, if 3-month U.S. Dollar LIBOR for a particular accrual period is greater than or equal to 8.20%, the resulting contingent floating rate will be 0.00% per annum. Because the notes are inversely linked to 3-month U.S. Dollar LIBOR, the higher the rate of 3-month U.S. Dollar LIBOR, the lower the contingent floating rate and your related interest payment, if any, will be.

After the first year, there is no assurance that you will receive any interest payments on the notes.  Even if you do receive one or more interest payments after the first year, you should understand that (i) the contingent floating rate applicable to any accrual period may be as low as 0.00% per annum and (ii) one or more of your interest payments may not include the entire contingent floating rate. The contingent floating rate may be as low as 0.00% per annum and will likely vary across each quarterly accrual period because it is a variable rate.

We refer to the interest on the notes after the first year following issuance as contingent because there is no assurance that you will receive an interest payment on any interest payment date after June 28, 2014. It is important for you to understand that the interest rate payable on the notes following the first year will be subject to the performance of two different variables: the closing level of the underlying index and 3-month U.S. Dollar LIBOR. Even if the value or level, as applicable, of one moves in a direction favorable to holders of the notes, the interest rate payable on the notes after the first year may nevertheless be low or even zero if the value or level, as applicable, of the other moves in a direction that is unfavorable to holders. For example, even if the closing level of the underlying index is greater than or equal to the index reference level for an entire accrual period, such that the interest rate payable for that accrual period will equal the entire contingent floating rate, the contingent floating rate will be 0.00% per annum if 3-month U.S. Dollar LIBOR for that accrual period is greater than or equal to 8.20%. Alternatively, even if 3-month U.S. Dollar LIBOR is as low as 0.00% on the determination date for a particular accrual period, such that the contingent floating rate is equal to the maximum rate of 9.02% per annum, no interest will be payable on the notes for that accrual period if the closing level of the underlying index is less than the index reference level for the entire accrual period.

We refer to the period from and including June 28, 2014 to but excluding the immediately following interest payment date, and each successive period from and including an interest payment date to but excluding the next interest payment date, as an “accrual period.”

Unless earlier redeemed, the notes mature on June 28, 2033, which we refer to as the “maturity date.”  If the maturity date falls on a day that is not a business day, the payment to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if made on the maturity date, and no additional interest will accrue as a result of such delayed payment. We may call the notes, in whole and not in part, for mandatory redemption on any quarterly interest payment date beginning on June 28, 2015 upon not less than five business days’ notice. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the stated principal amount of notes you then hold on that interest payment date, plus accrued and unpaid interest, if any.

The notes are unsecured senior debt securities issued by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each note represents a stated principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Periodic Interest on the Notes?

During the first year following issuance of the notes, which will be from and including June 28, 2013 to but excluding June 28, 2014, the interest rate will equal a fixed 10.00% per annum, regardless of 3-month U.S. Dollar LIBOR or the closing level of the underlying index.

From and including June 28, 2014, the notes will pay a contingent quarterly coupon at an annual rate equal to (a) the contingent floating rate (as further described above under “—What Are the Notes?”) for the applicable accrual period, multiplied by (b) the number of accrual days divided by the number of elapsed days during that accrual period. This is because the contingent floating rate will only accrue on days that are accrual days during an accrual period. We refer to each calendar day during the relevant accrual period as an “elapsed day.”  We refer to each elapsed day on which the closing level of the underlying index is greater than or equal to the index reference level as an “accrual day.” If the closing level of the underlying index is not available on an elapsed day for any reason (including weekends and holidays), then the closing level of the underlying index for such elapsed day will be assumed to be the same as the closing level of the underlying index on the elapsed day immediately preceding such elapsed day. For the last four business days (including all remaining elapsed days) in an accrual period, the closing level of the underlying index will not be observed and will be assumed to be the same as the closing level of the underlying index on the elapsed day immediately preceding such unobserved days. The interest rate calculated for any quarterly accrual period is applicable only to that accrual period. Interest payments, if any, for each quarterly accrual period will vary depending on the contingent floating rate applicable to that accrual period and the number of accrual days and elapsed days during that accrual period.

We expect to pay interest, if any, in cash quarterly on the 28th day of each March, June, September and December, beginning September 28, 2013. We refer to each of these quarterly payment dates as an “interest payment date.”  If an interest payment date falls on a day that is not a business day, the interest payment to be made on that interest payment date will be made on the next succeeding business day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of such delayed payment. Interest is payable to the persons in whose names the notes are registered at the close of business on the business day immediately preceding the relevant interest payment date.

During the first year following issuance of the notes, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months, so that each period from and including an interest payment date to but excluding the next interest payment date will be deemed to consist of 90 days. After the first year and until maturity, the interest payment amount per note for any quarterly accrual period will equal the product of $1,000 and the per annum contingent quarterly coupon rate applicable to that accrual period divided by 4.

The structure of the interest payments on the notes differs from that on notes that bear interest at a fixed rate and notes that bear interest at a floating rate such as 3-month U.S. Dollar LIBOR or another interest rate. In connection with your investment in the notes, you should understand how the interest rate calculations work, including how the performance of both 3-month U.S. Dollar LIBOR and the underlying index affects the amount of interest, if any, you may receive after the first year following issuance of the notes. You can find more information in the section “Description of the Notes—Interest” in this pricing supplement.

Where Can I Find Examples of Hypothetical Interest Payments?

For a table setting forth examples of hypothetical amounts you could receive on each quarterly interest payment date after issuance of the notes, see “Description of the Notes—Hypothetical Amounts Payable” below.

What Will I Receive at Maturity of the Notes?

Unless previously called by us, the notes will mature on June 28, 2033. At maturity, you will receive for each note you hold an amount in cash equal to $1,000 plus accrued and unpaid interest, if any. If June 28, 2033 is not a business day, you will receive your payment at maturity on the immediately following business day. No additional interest will accrue on the notes during this period.

What Will I Receive if Citigroup Inc. Calls the Notes?

We may call the notes, in whole and not in part, for mandatory redemption on any interest payment date beginning on June 28, 2015 upon not less than five business days’ notice to holders of the notes in the manner described in the section “Description of the Notes—Call Right” in this pricing supplement. If we exercise our call right, you will receive an amount in cash equal to 100% of the stated principal amount of notes you then hold on that interest payment date, plus accrued and unpaid interest, if any. If we call the notes on an interest payment date that is not a business day, your payment will be made on the next succeeding business day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of such delayed payment.

Beginning June 28, 2015, it is more likely that we will call the notes prior to their maturity if (i) the closing level of the underlying index is greater than or equal to the index reference level such that interest is accruing on the notes and (ii) 3-month U.S. Dollar LIBOR is at a level such that the resulting contingent floating rate is greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Inc. of comparable maturity. If we call the notes, you may not be able to invest in other securities with a similar yield and level of risk. Other factors may also influence our decision to call the notes, including, but not limited to, our outlook on the future performance of 3-month U.S. Dollar LIBOR and the underlying index and current and expected future volatility of equities and interest rates generally. You should refer to “Risk Factors Relating to the Notes—The Notes Are Subject to Our Redemption Right” and “Risk Factors Relating to the Notes—The Value of 3-month U.S. Dollar LIBOR and the Level of the Underlying Index Will Affect Our Decision to Call the Notes” for further information.

What Will I Receive if I Sell the Notes Prior to Call or Maturity?

You will receive 100% of the stated principal amount of your notes only if you hold the notes at call or maturity. If you choose to sell your notes before the notes are called or mature, you are not guaranteed and should not expect to receive the full stated principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes—The Value of the Notes Will Be Influenced by Many Unpredictable Factors” and “—The Notes Will Not Be Listed on Any Securities Exchange and You May Not Be Able to Sell Your Notes Prior to Maturity” in this pricing supplement for further information.

Who Publishes 3-Month U.S. Dollar LIBOR and What Does It Measure?

3-month U.S. Dollar LIBOR is a daily reference rate fixed in U.S. Dollars based on the interest rates at which banks borrow funds from each other for a term of three months, in marketable size, in the London interbank market. On any date of determination, 3-month U.S. Dollar LIBOR will equal the rate for 3-month U.S. Dollar LIBOR appearing on Reuters page “LIBOR01” at 11:00 a.m., London, England time on that date (as described in the section “Description of the Notes—Interest”).

How Has 3-Month U.S. Dollar LIBOR Performed Historically?

We have provided a graph showing the value of 3-month U.S. Dollar LIBOR on each day such level was available from January 2, 2003 to June 25, 2013. You can find the graph in the section “Description of 3-Month U.S. Dollar LIBOR—Historical Data on 3-Month U.S. Dollar LIBOR” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of 3-month U.S. Dollar LIBOR in recent years. From January 2, 2003 to June 25, 2013, 3-month U.S. Dollar LIBOR has been as low as 0.2450% and as high as 5.7250%. You should understand that 3-month U.S. Dollar LIBOR has recently been at or near historic lows and that an increase in 3-month U.S. Dollar LIBOR will adversely affect interest payments on the notes after the first year. However, past performance is not indicative of how 3-month U.S. Dollar LIBOR will perform in the future.

Who Publishes the Russell 2000® Index and What Does It Measure?

Unless otherwise stated, all information on the Russell 2000® Index provided in this pricing supplement is derived from publicly available sources. The Russell 2000® Index is published by Russell Investment Group (the “underlying index publisher”) and is intended to provide a barometer of the investable small capitalization segment of the U.S. equity markets. The underlying index includes the stocks of the 2000 smallest companies, according to market capitalization, in the Russell 3000® Index. For further information on the underlying index, including its makeup, method of calculation and changes in its components, see “Description of the Russell 2000® Index” in the accompanying underlying supplement.

An investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Russell 2000® Index.

How Has the Russell 2000® Index Performed Historically?

We have provided a graph showing the closing level of the Russell 2000® Index on each day such closing level was available from January 2, 2003 to June 25, 2013. You can find the graph in the section “Description of the Russell 2000® Index—Historical Data on the Russell 2000® Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Russell 2000® Index in recent years. From January 2, 2003 to June 25, 2013, the closing level of the Russell 2000® Index has been as low as 343.26 and as high as 999.99. However, past performance is not indicative of how the Russell 2000® Index will perform in the future.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

See “United States Federal Income Tax Considerations” below for a description of the U.S. federal tax consequences of investing in the notes. You should consult your adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes in light of your particular circumstances.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any securities exchange. You should not invest in the notes unless you are willing to hold them to maturity.

Can You Tell Me More About Citigroup Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers.

What Is the Role of Citigroup Inc.’s Affiliate, CGMI?

Our affiliate, Citigroup Global Markets Inc. (“CGMI”), is the underwriter for the offering and sale of the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions, and will not be a representation by CGMI that the notes can be sold at that price, or at all.

CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity. Where a market does exist, the price is likely to be at a discount from the issue price. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

CGMI will also act as calculation agent for the notes. As calculation agent, CGMI will make determinations with respect to the notes. You should refer to “Risk Factors Relating to the Notes—The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Inc.’s Hedging Activity?

We have hedged our obligations under the notes through one or more of our affiliates. This hedging activity likely involves trading in stocks included in the underlying index and/or in instruments, such as options, swaps or futures, related to 3-month U.S. Dollar LIBOR and/or the underlying index and/or stocks included in the underlying index. The costs of maintaining or adjusting this hedging activity could affect the price, if any, at which our affiliate CGMI may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of a profit, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes—The Estimated Value of the Notes on the Pricing Date, Based on CGMI’s Proprietary Pricing Models and Our Internal Funding Rate, Is Less than the Issue Price” in this pricing supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

See “Benefit Plan Investor Considerations” below for a description of any limitations on purchases of the notes.

Are There Any Risks Associated With My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

FINAL TERMS

Issuer:	Citigroup Inc.
Notes:	Callable Fixed to Inverse Floating Rate Range Accrual Notes Contingent on the Russell 2000® Index Due June 28, 2033
Pricing date:	June 25, 2013, the date we priced the notes for initial sale to the public
Issue date:	June 28, 2013
Maturity date:
Unless earlier redeemed, June 28, 2033. If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.

Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate stated principal amount:	$3,000,000
Payment at maturity:	$1,000 per note, plus any accrued and unpaid interest
Interest payment:
Year 1 (for interest payment dates scheduled to occur on September 28, 2013, December 28, 2013, March 28, 2014 and June 28, 2014):

• 10.00% per annum, paid quarterly, regardless of 3-month U.S. Dollar LIBOR or the closing level of the underlying index

Years 2 to 20 (for interest payment dates after June 28, 2014 to and including the maturity date):

• For each quarterly accrual period, the notes will pay a contingent quarterly coupon at an annual rate equal to (a) the contingent floating rate for that accrual period multiplied by (b) the number of accrual days divided by the number of elapsed days during that accrual period, as explained below. Interest, if any, will be paid quarterly on each interest payment date.

Beginning June 28, 2014, contingent floating rate interest will only accrue for each accrual day during the related accrual period. If the closing level of the underlying index is less than the index reference level on each elapsed day during a particular accrual period, then no interest will accrue on the notes for that accrual period and you will not receive any interest payment on the related interest payment date. Additionally, if the closing level of the underlying index is less than the index reference level on any elapsed day during a particular accrual period, you will not receive the entire contingent floating rate for that accrual period. It is possible that the closing level of the underlying index could remain below the index reference level for extended periods of time or even throughout the period from and including June 28, 2014 to the maturity date so that you will not receive any interest payments after the first year following issuance of the notes. As explained below, the contingent floating rate is a variable rate that may be as low as 0.00% per annum but will not be greater than 9.02% per annum for any particular accrual period.

Contingent floating rate:
For any accrual period, an annual rate equal to (i) 1.1 multiplied by (ii) 8.20% minus 3-month U.S. Dollar LIBOR applicable to that accrual period, subject to a minimum of 0.00% per annum. The contingent floating rate for any accrual period may be as low as 0.00% per annum and will not be greater than 9.02% per annum.  Because the contingent floating rate is inversely related to 3-month U.S. Dollar LIBOR, the contingent floating rate will be greatest when 3-month U.S. Dollar LIBOR remains low and will decrease as 3-month U.S. Dollar LIBOR increases. Therefore, regardless of the closing level of the underlying index, if 3-month U.S. Dollar LIBOR for a particular accrual period is greater than or equal to 8.20%, the resulting contingent floating rate will be 0.00% per annum and the interest rate you will receive for that accrual period will be 0.00% per annum.

Interest payment dates:
The 28th day of each March, June, September and December, beginning September 28, 2013 and ending on the earlier of the maturity date and the date, if any, on which the notes are called. If an interest payment date falls on a day that is not a business day, the interest payment, if any, to be made on that interest payment date will be made on the next succeeding business day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of such delayed payment.

Day-count convention:
During the first year following issuance, 30/360. After the first year and until maturity, the interest payment amount per note for any quarterly accrual period will equal the product of $1,000 and the per annum contingent quarterly coupon rate applicable to that accrual period divided by 4.

3-month U.S. Dollar LIBOR:
For any accrual period, the rate for 3-month U.S. Dollar LIBOR appearing on Reuters page “LIBOR01” at 11:00 a.m., London, England time, on the second London business day immediately preceding the first day of that accrual period, subject to the terms described under “Description of the Notes—Interest” below.

Underlying index:	Russell 2000® Index
Index reference level:	672.882, 70% of the closing level of the underlying index on the pricing date
Accrual period:
The period from and including June 28, 2014 to but excluding the immediately following interest payment date, and each successive period from and including an interest payment date to but excluding the next interest payment date.

Accrual day:
Each elapsed day on which the closing level of the underlying index is greater than or equal to the index reference level. If the closing level of the underlying index is not available on an elapsed day for any reason (including weekends and holidays), then the closing level of the underlying index for such elapsed day will be assumed to be the same as the closing level of the underlying index on the elapsed day immediately preceding such elapsed day.
For the last four business days (including all remaining elapsed days) in an accrual period, the closing level of the underlying index will not be observed and will be assumed to be the same as the closing level of the underlying index on the elapsed day immediately preceding such unobserved days.

Elapsed day:	Each calendar day during the relevant accrual period.
London business day:	Any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.
Business day:
Any day that is not a Saturday, Sunday or a day on which the securities exchanges, bank institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Call right:
We may call the notes, in whole and not in part, for mandatory redemption on any quarterly interest payment date beginning on June 28, 2015 upon not less than five business days’ notice. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the stated principal amount of notes you then hold on that interest payment date, plus accrued and unpaid interest, if any. If we call the notes on an interest payment date that is not a business day, your payment will be made on the next succeeding business day with the same force and effect as if made on that interest payment date, and no additional interest will accrue as a result of such delayed payment.

Risk factors:	Please see “Risk Factors Relating to the Notes” beginning on page PS-10.
Underlying index publisher:	Russell Investment Group
Clearing and settlement:	DTC
Listing:	The notes will not be listed on any securities exchange. You should not invest in the notes unless you are willing to hold them to maturity.
Calculation agent:	Citigroup Global Markets Inc. (“CGMI”)
Trustee:	The Bank of New York Mellon (as trustee under an indenture dated March 15, 1987)

CUSIP:	1730T0TN9
ISIN:	US1730T0TN99

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in 3-month U.S. Dollar LIBOR and the level of the Russell 2000® Index and other events that are difficult to predict and beyond our control. You should read the risk factors below together with the description of risks relating to the underlying index contained in the section “Risk Factors” beginning on page 1 in the accompanying underlying supplement. You should also carefully read the risk factors included in the documents incorporated by reference in the accompanying prospectus, including our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally.

The Notes Provide for Regular, Fixed Interest Payments Only During the First Year Following Their Issuance

The terms of the notes differ from those of ordinary debt securities in that they do not provide for the regular, fixed payment of interest, except during the first year following their issuance. From and including June 28, 2014, subject to our right to call the notes, interest will accrue during each quarterly accrual period at the contingent floating rate applicable to that accrual period, but only for each day during that accrual period on which the closing level of the underlying index is greater than or equal to the index reference level. If the closing level of the underlying index is less than the index reference level on each day during a particular accrual period, then no interest will accrue on the notes for that accrual period and you will not receive any interest payment on the related interest payment date. Additionally, if the closing level of the underlying index is less than the index reference level on any elapsed day during a particular accrual period, you will not receive the entire contingent floating rate for that accrual period. After the first year, there is no assurance that you will receive any interest payments on the notes.  Even if you do receive one or more interest payments after the first year, you should understand that (i) the contingent floating rate applicable to any accrual period may be as low as 0.00% per annum and (ii) one or more of your interest payments may not include the entire contingent floating rate (which will occur if the closing level of the underlying index is less than the index reference level on any day during the applicable accrual period). Further, the contingent floating rate applicable to any particular accrual period may be as low as 0.00% per annum and will never be greater than 9.02% per annum. The amount of interest for a particular accrual period will be zero if the closing level of the underlying index is less than the index reference level on each day during that accrual period. Thus, the notes are not a suitable investment for investors who require regular, fixed income payments, because after the first year following issuance of the notes, the interest payments are variable and may be zero.

The Interest Rate Payable on the Notes After the First Year is Dependent on Both the Value of 3-month U.S. Dollar LIBOR and the Closing Level of the Underlying Index, And May Be Negatively Affected By Adverse Movements in Either Regardless of the Performance of the Other

The amount of interest you receive after the first year following issuance of the notes, if any, will depend on the performance of both 3-month U.S. Dollar LIBOR and the underlying index. It is impossible to predict whether 3-month U.S. Dollar LIBOR and the underlying index will rise or fall or what their relationship will be. The scenario in which the notes pay the greatest interest is that in which 3-month U.S. Dollar LIBOR is low and the closing level of the underlying index remains consistently greater than or equal to the index reference level. In all other scenarios—(i) where 3-month U.S. Dollar LIBOR is low but the closing level of the underlying index remains consistently less than the index reference level; or (ii) where 3-month U.S. Dollar LIBOR is high, regardless of whether the closing level of the underlying index is low or high—the notes will pay low or no interest. For example, even if the closing level of the underlying index is greater than or equal to the index reference level for an entire accrual period, such that the interest rate payable for that accrual period will equal the entire contingent floating rate, the contingent floating rate will be 0.00% per annum if 3-month U.S. Dollar LIBOR for that accrual period is greater than or equal to 8.20%. Alternatively, even if 3-month U.S. Dollar LIBOR is as low as 0.00% on the determination date for a particular accrual period, such that the contingent floating rate is equal to the maximum rate of 9.02% per annum, no interest will be payable on the notes for that accrual period if the closing level of the underlying index is less than the index reference level for the entire accrual period. If you do not earn sufficient contingent coupons over the term of the notes, the overall return on the notes may be less than the amount that would be paid on a conventional debt security of Citigroup Inc. of comparable maturity.

The Contingent Floating Rate Applicable to an Accrual Period Is Variable and Will Decrease as 3-month U.S. Dollar LIBOR Increases

The higher the value of 3-month U.S. Dollar LIBOR on the applicable determination date for a given accrual period, the lower the contingent floating rate will be for that accrual period, subject to a floor of 0.00% per annum. Accordingly, if 3-month U.S. Dollar LIBOR increases over the term of the notes, that will have a negative impact on the interest rate payable on the notes. If 3-month U.S. Dollar LIBOR applicable to any quarterly accrual period is greater than or equal to 8.20%, the resulting contingent floating rate will be 0.00% per annum for that accrual period and the interest rate payable for that accrual period will be 0.00% per annum. See “Description of 3-month U.S. Dollar LIBOR—Historical Data on 3-month U.S. Dollar LIBOR.” You should understand that an increase by the Federal Reserve Board in the federal funds target rate has historically been associated with an increase in the value of 3-month U.S. Dollar LIBOR. However, you should also understand that 3-month U.S. Dollar LIBOR is affected by factors other than the federal funds target rate, such that 3-month U.S. Dollar LIBOR may increase, negatively impacting the interest rate on the notes, even if the federal funds target rate remains at current low levels.

The Notes Are Subject to Our Redemption Right

The term of the notes, and thus your opportunity to earn the relevant contingent coupon if the closing level of the underlying index is consistently greater than or equal to the index reference level on elapsed days, may be limited by our right to redeem the notes at our option on any interest payment date beginning on June 28, 2015. The term of your investment in the notes may be limited to as short as two years. If the notes are redeemed prior to maturity, you may be forced to invest in a lower interest rate environment and may not be able to reinvest at comparable terms or returns.

The Notes Are Subject to the Credit Risk of Citigroup Inc., and Any Actual or Anticipated Changes to Its Credit Ratings and Credit Spreads May Adversely Affect the Value of the Notes

You are subject to the credit risk of Citigroup Inc. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness. Any decline, or anticipated decline, in our credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

The Notes Will Not Be Listed on Any Securities Exchange and You May Not be Able to Sell Your Notes Prior to Maturity

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. Citigroup Global Markets Inc. (“CGMI”) currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

The Estimated Value of the Notes on the Pricing Date, Based on CGMI’s Proprietary Pricing Models and Our Internal Funding Rate, Is Less than the Issue Price

The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The Estimated Value of the Notes Would be Lower if it Were Calculated Based on Our Secondary Market Rate” below.

The Estimated Value of the Notes Was Determined for Us by Our Affiliate Using Proprietary Pricing Models

CGMI derived the estimated value disclosed on the cover of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the underlying index and the value of 3-month U.S. Dollar LIBOR, correlation between the underlying index and the value of 3-month U.S. Dollar LIBOR, dividend yields on the stocks that constitute the underlying index and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

The Estimated Value of the Notes Would be Lower if it Were Calculated Based on Our Secondary Market Rate

The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than the market rate implied by traded instruments referencing our debt obligations in the secondary market for those debt obligations, which we refer to as our secondary market rate. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt notes, and our liquidity needs and preferences. Our internal funding rate is not the same as the interest that is payable on the notes.

The Estimated Value of the Notes Is Not an Indication of the Price, if any, at which CGMI or Any Other Person May Be Willing to Buy the Notes from You in the Secondary Market

Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

The Value of the Notes Will Be Influenced by Many Unpredictable Factors

Several factors will influence the value of the notes in any secondary market that may develop and the price, if any, at which CGMI may be willing to purchase or sell the notes in the secondary market, including: the level and volatility of 3-month U.S. Dollar LIBOR, the level, volatility and dividend yield of the underlying index, interest and yield rates generally, the positive or negative correlation between the value of 3-month U.S. Dollar LIBOR and the level of the underlying index, time remaining to maturity of the notes, geopolitical conditions and economic, financial, political and regulatory or judicial events and any actual or anticipated changes in the creditworthiness of Citigroup Inc, as reflected in our secondary market rate. You may receive less, and possibly significantly less, than the stated principal amount of the notes if you try to sell your notes prior to maturity.

Immediately Following Issuance, any Secondary Market Bid Price Provided by CGMI, and the Value that Will Be Indicated on Any Brokerage Account Statements Prepared by CGMI or its Affiliates, Will Reflect a Temporary Upward Adjustment

The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

The Notes May Be Riskier Than Notes With a Shorter Term

The notes have a twenty-year term, subject to our right to redeem the notes beginning on June 28, 2015. By purchasing notes with a longer term, you are more exposed to fluctuations in market interest rates and equity markets than if you purchased notes with a shorter term. Specifically, you will be negatively affected if 3-month U.S. Dollar LIBOR increases or if the closing level of the underlying index falls below the index reference level. If either (i) 3-month U.S. Dollar LIBOR increases significantly or (ii) the closing level of the underlying index is less than the index reference level on each day during an entire accrual period, you will be holding the equivalent of a long-dated debt instrument that pays low or no interest. Therefore, assuming the notes have not been called and that (i) 3-month U.S. Dollar LIBOR increases significantly or (ii) the closing level of the underlying index decreases by more than 30% relative to the closing level of the underlying index on the pricing date, the value of your notes will be lower than the value of a comparable note with a shorter term and otherwise similar terms.

3-Month U.S. Dollar LIBOR Will Be Affected by a Number of Factors

The amount of interest payable, if any, will depend, in part, on 3-month U.S. Dollar LIBOR. A number of factors can cause changes in the value of 3-month U.S. Dollar LIBOR, including, among other things: perceptions about future levels of 3-month U.S. Dollar LIBOR, general economic conditions in the United States, prevailing market interest rates and policies of the Federal Reserve Board regarding interest rates. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. For example, an increase by the Federal Reserve Board in the federal funds target rate has historically been associated with an increase in the value of 3-month U.S. Dollar LIBOR. However, you should also understand that 3-month U.S. Dollar LIBOR is affected by factors other than the federal funds target rate, such that 3-month U.S. Dollar LIBOR may increase, negatively impacting the interest rate on the notes, even if the federal funds target rate remains at current low levels. Further, the above and other factors may also have a negative impact on the value of the notes generally.

The Value of 3-Month U.S. Dollar LIBOR and the Level of the Underlying Index Will Affect Our Decision to Call the Notes

Beginning on June 28, 2015, it is more likely that we will call the notes prior to the maturity date if (i) the closing level of the underlying index is greater than or equal to the index reference level such that interest is accruing on the notes and (ii) 3-month U.S. Dollar LIBOR is at a level such that the resulting contingent floating rate is greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Inc. of comparable maturity. If we call the notes prior to their maturity, you may not be able to invest in other debt securities with a similar yield and level of risk. Several additional factors that may influence our decision to call the notes include, but are not limited to, our outlook on the future performance of 3-month U.S. Dollar LIBOR and the underlying index and current and expected future volatility of equities and interest rates generally.

Investing in the Notes Is Not Equivalent to Investing in LIBOR Rates

During the first year following issuance of the notes, interest will be paid at a fixed rate of 10.00% per annum, regardless of 3-month U.S. Dollar LIBOR. Additionally, after the first year following issuance of the notes, the amount of interest you receive on each quarterly interest payment date, if any, will depend on both (i) the contingent floating rate applicable to the related quarterly accrual period and (ii) whether the closing level of the underlying index on each day during the related accrual period is greater than or equal to the index reference level. Therefore, each quarterly interest payment after the first year, if any, will not track the actual value of (or the inverse of) 3-month U.S. Dollar LIBOR. Accordingly, the notes are not a suitable investment for investors who are looking to receive interest payments directly (or inversely) tracking 3-month U.S. Dollar LIBOR or LIBOR rates in general.

Investing in the Notes Is Not Equivalent to Investing in the Underlying Index

Investing in the notes is not equivalent to investing in the underlying index or its component stocks. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index. Investors will not participate in any appreciation of the underlying index over the term of the investment.

Adjustments to the Underlying Index Could Adversely Affect the Value of the Notes

The underlying index publisher may add, delete or substitute the stocks constituting the underlying index or make other methodological changes that could change the level of the underlying index. The underlying index publisher may also discontinue or suspend calculation or publication of the underlying index at any time. In this circumstance, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

You Will Have No Rights Against the Publisher of 3-month U.S. Dollar LIBOR or the Underlying Index Publisher

You will have no rights against the publisher of 3-month U.S. Dollar LIBOR or the underlying index publisher, even though the amount you receive on any interest payment date after the first year following issuance of the notes will depend upon the value of 3-month U.S. Dollar LIBOR and the closing level of the underlying index. The publisher of 3-month U.S. Dollar LIBOR and the underlying index publisher are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes.

The Calculation Agent, Which Is an Affiliate of Ours, Will Make Determinations With Respect to the Notes

CGMI, the calculation agent, is an affiliate of ours. As calculation agent, CGMI will determine the number of accrual days and the amount of any interest payment to you, as well as any amount payable to you upon early redemption or at maturity. Determinations made by CGMI, in its capacity as calculation agent, including with respect to the selection of a successor index or calculation of the closing level in the event of discontinuance of the underlying index, may adversely affect one or more payments to you on the notes. For more information on how CGMI, in its capacity as calculation agent, will calculate the rate for 3-month U.S. Dollar LIBOR in the event that the rate is not available, see “Description of the Notes—Interest” in this pricing supplement.

Hedging and Trading Activity by the Calculation Agent and Its Affiliates Could Potentially Affect the Value of the Notes

One or more of our affiliates have hedged our obligations under the notes and will continue to carry out hedging activities related to the notes (and to other instruments linked to the value of 3-month U.S. Dollar LIBOR, the underlying index or its components stocks), including trading in stocks included in the underlying index and/or in instruments, such as options, swaps or futures, related to the value of 3-month U.S. Dollar LIBOR and/or the underlying index and/or stocks included in the underlying index. Our affiliates also trade in stocks included in the underlying index and/or in instruments related to the value of 3-month U.S. Dollar LIBOR and/or the underlying index and/or stocks included in the underlying index on a regular basis as part of their general broker-dealer, proprietary trading and other businesses. Any of these hedging or trading activities during the term of the notes could adversely affect the level of the underlying index and value of 3-month U.S. Dollar LIBOR on any elapsed day and, accordingly, whether an elapsed day is also an accrual day and we pay a quarterly coupon on the notes.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying underlying supplement, prospectus supplement and prospectus in connection with your investment in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the underlying supplement, prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for December 20, 2012 and December 27, 2012 on the SEC Web site):

▪	Underlying Supplement No. 2 filed on December 27, 2012:
http://www.sec.gov/Archives/edgar/data/831001/000095010312006948/dp35034_424b2-underlying.htm

▪	Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000119312512509203/d448811d424b2.htm

General

The Callable Fixed to Inverse Floating Rate Range Accrual Notes Contingent on the Russell 2000® Index Due June 28, 2033 (the “Notes”) are callable securities offered by Citigroup Inc. and have a maturity of 20 years.

Unlike conventional debt securities, the Notes only provide for the regular, fixed payment of interest, at a rate of 10.00% per annum, for the first year following their issuance. From and including June 28, 2014, subject to our right to call the Notes, interest, if any, will accrue during each quarterly Accrual Period (as defined below) at a variable annual rate (the “Contingent Floating Rate”), but only for each day during the Accrual Period on which the Closing Level of the Russell 2000® Index (the “Underlying Index”) is greater than or equal to 672.882, 70% of the Closing Level of the Underlying Index on the Pricing Date (the “Index Reference Level”).

The “Contingent Floating Rate” for any Accrual Period will equal (i) 1.1 multiplied by (ii) 8.20% minus 3-month U.S. Dollar LIBOR (as defined below) as determined on the second London Business Day prior to the first day of that Accrual Period, subject to a minimum of 0.00% per annum.

If on each day for an entire Accrual Period the Closing Level of the Underlying Index is less than the Index Reference Level, then no interest will accrue on the Notes for that Accrual Period and you will not receive any interest payment on the related Interest Payment Date for that Accrual Period. Additionally, if the Closing Level of the Underlying Index is less than the Index Reference Level on any Elapsed Day during a particular Accrual Period, the per annum interest rate payable for that Accrual Period, if any, will be less, and possibly significantly less, than the Contingent Floating Rate for that Accrual Period.

Unless earlier redeemed, the Notes mature on June 28, 2033, which we refer to as the “Maturity Date.”  If the Maturity Date falls on a day that is not a Business Day, the payment to be made on the Maturity Date will be made on the next succeeding Business Day with the same force and effect as if made on the Maturity Date, and no additional interest will accrue as a result of such delayed payment. We may call the Notes, in whole and not in part, for mandatory redemption on any quarterly Interest Payment Date beginning on June 28, 2015 upon not less than five Business Days’ notice. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the stated principal amount of Notes you then hold on that Interest Payment Date, plus accrued and unpaid interest, if any.

The Notes are unsecured senior debt securities issued by Citigroup Inc. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Each Note represents a stated principal amount of $1,000. You may transfer the Notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts those systems maintain with DTC. You should refer to the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

For one year after issuance, from and including June 28, 2013 to but excluding June 28, 2014, the Notes bear interest at the rate of 10.00% per annum.

From and including June 28, 2014 to the Maturity Date, the Notes will pay a contingent quarterly coupon at an annual rate equal to (i) the Contingent Floating Rate for the applicable Accrual Period multiplied by (ii) the number of Accrual Days divided by the number of Elapsed Days, each as defined below, during the applicable Accrual Period. If the Closing Level of the Underlying Index is less than the Index Reference Level on any Elapsed Day during a particular Accrual Period, the per annum interest rate payable for that Accrual Period, if any, will be less, and possibly significantly less, than the Contingent Floating Rate for that Accrual Period.  The per annum interest rate calculated for any quarterly Accrual Period is applicable only to that quarterly Accrual Period; interest payments for any other quarterly Accrual Period will vary and may be zero.

We expect to pay interest, if any, on the 28th day of each March, June, September and December, beginning on September 28, 2013 (each such day, an “Interest Payment Date”). If any such date is not a Business Day, then the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day with the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of such delayed payment.

The interest payment amount per Note for any quarterly Accrual Period will equal the product of $1,000 and the per annum contingent quarterly coupon rate applicable to that quarterly Accrual Period divided by 4.

Beginning on June 28, 2015, it is more likely that we will call the Notes prior to their maturity if (i) the Closing Level of the Underlying Index is greater than or equal to the Index Reference Level such that interest is accruing on the Notes and (ii) 3-month U.S. Dollar LIBOR is at a level such that the resulting Contingent Floating Rate is greater than that which would be payable on a conventional, fixed-rate debt security of Citigroup Inc. of comparable maturity. If we call the Notes, you may not be able to invest in other securities with a similar yield and level of risk. Other factors may also influence our decision to call the Notes, including, but not limited to, our outlook on the future performance of 3-month U.S. Dollar LIBOR and the Underlying Index and current and expected future volatility of equities and interest rates generally. You should refer to the section “Risk Factors Relating to the Notes” for further information.

The structure of the interest payments on the Notes differs from notes that bear interest at a fixed rate. In connection with your investment in the Notes, you should understand how the interest rate calculations work.

Interest, if any, will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date (each, a “Regular Record Date”), except that the final interest payment will be made to the persons who hold the Notes on the Maturity Date or earlier date on which the Notes are redeemed, as applicable.

“3-month U.S. Dollar LIBOR” means, for any Accrual Period, the rate for 3-month U.S. Dollar LIBOR appearing on Reuters page “LIBOR01” at 11:00 a.m., London, England time, on the second London Business Day immediately preceding the first day of that Accrual Period. If a rate for 3-month U.S. Dollar LIBOR is not published on Reuters page “LIBOR01” (or any successor page as determined by the Calculation Agent) on any day on which the rate for 3-month U.S. Dollar LIBOR is required, then the Calculation Agent will request the principal London office of each of five major reference banks in the London interbank market, selected by the Calculation Agent, to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars in an amount that is representative of a single transaction in that market at that time (a “Representative Amount”) and for a term of three months as of 11:00 am (London time) on such day. If at least two such quotations are so provided, the rate for 3-month U.S. Dollar LIBOR will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, the Calculation Agent will request each of three major banks in The City of New York to provide such bank’s rate to leading European banks for loans in U.S. dollars in a Representative Amount and for a term of three months as of approximately 11:00 am (New York City time) on such day. If at least two such rates are so provided, the rate for 3-month U.S. Dollar LIBOR will be the arithmetic mean of such rates. If fewer than two such rates are so provided, then the rate for 3-month U.S. Dollar LIBOR will be assumed to be the 3-month U.S. Dollar LIBOR in effect at 11:00 am (New York City time) on the immediately preceding London Business Day.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

A “London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

An “Accrual Day” means an Elapsed Day on which the Closing Level of the Underlying Index is greater than or equal to the Index Reference Level. For the last four Business Days in an Accrual Period, the Closing Level of the Underlying Index will not be observed and will be assumed to be the same as the Closing Level of the Underlying Index on the Elapsed Day immediately preceding such unobserved days. If the Closing Level of the Underlying Index is not available on an Elapsed Day for any reason (including weekends and holidays), then the Closing Level of the Underlying Index for such Elapsed Day will be assumed to be the same as the Closing Level of the Underlying Index, as applicable, on the Elapsed Day immediately preceding such Elapsed Day.

An “Elapsed Day” means each calendar day during the relevant Accrual Period.

The “Accrual Period” means the period beginning on and including the Issue Date to but excluding the immediately following Interest Payment Date, and each successive period from and including an Interest Payment Date to but excluding the next Interest Payment Date.

The “Issue Date” means June 28, 2013.

The “Pricing Date” means June 25, 2013, the date on which the Notes were priced for initial sale to the public.

Subject to the terms described under “—Discontinuance or Material Modification of the Underlying Index” below, the “Closing Level” means the closing level of the Underlying Index as published by the Underlying Index Publisher.

The “Underlying Index Publisher” is Russell Investment Group.

Hypothetical Amounts Payable

The tables below present examples of hypothetical quarterly interest payments on the Notes during any quarterly Accrual Period following the first year after issuance based on the total number of Elapsed Days and Accrual Days in that Accrual Period.

For illustrative purposes, the table assumes an Accrual Period that contains 90 Elapsed Days.

The examples below are for purposes of illustration only and would provide different results if different assumptions were made.

The actual interest payments after the first year will depend on the actual number of Elapsed Days during the relevant Accrual Period, the actual Contingent Floating Rate applicable to the relevant Accrual Period and the actual Closing Level of the Underlying Index on each Elapsed Day during such Accrual Period. The applicable contingent quarterly coupon for each Accrual Period will be determined on a per-annum basis but will apply only to that Accrual Period.

Assuming 3-month U.S. Dollar LIBOR applicable to the Accrual Period is 0.50%:
Hypothetical Number of Days the Closing Level of the Underlying Index Is Greater than or Equal to the Index Reference Level during the Accrual Period (i.e., Accrual Days)	Hypothetical Contingent Floating Rate	Hypothetical Contingent Coupon Rate (per Annum)	Hypothetical Quarterly Interest Payment per $1,000 Stated Principal Amount
0	8.47%	0.000%	$0.00
15	8.47%	1.412%	$3.53
30	8.47%	2.823%	$7.06
45	8.47%	4.235%	$10.59
60	8.47%	5.647%	$14.12
75	8.47%	7.058%	$17.65
90	8.47%	8.470%	$21.18

Assuming 3-month U.S. Dollar LIBOR applicable to the Accrual Period is 4.00%
Hypothetical Number of Days the Closing Level of the Underlying Index Is Greater than or Equal to the Index Reference Level during the Accrual Period (i.e., Accrual Days)	Hypothetical Contingent Floating Rate	Hypothetical Contingent Coupon Rate (per Annum)	Hypothetical Quarterly Interest Payment per $1,000 Stated Principal Amount
0	4.62%	0.000%	$0.00
15	4.62%	0.770%	$1.93
30	4.62%	1.540%	$3.85
45	4.62%	2.310%	$5.78
60	4.62%	3.080%	$7.70
75	4.62%	3.850%	$9.63
90	4.62%	4.620%	$11.55

Assuming 3-month U.S. Dollar LIBOR applicable to the Accrual Period is 8.20%
Hypothetical Number of Days the Closing Level of the Underlying Index Is Greater than or Equal to the Index Reference Level during the Accrual Period (i.e., Accrual Days)	Hypothetical Contingent Floating Rate	Hypothetical Contingent Coupon Rate (per Annum)	Hypothetical Quarterly Interest Payment per $1,000 Stated Principal Amount
0	0.00%	0.000%	$0.00
15	0.00%	0.000%	$0.00
30	0.00%	0.000%	$0.00
45	0.00%	0.000%	$0.00
60	0.00%	0.000%	$0.00
75	0.00%	0.000%	$0.00
90	0.00%	0.000%	$0.00

Payment at Maturity

Unless previously called by us, the Notes will mature on June 28, 2033. At maturity, you will receive for each Note you hold an amount in cash equal to $1,000 plus accrued and unpaid interest, if any. If June 28, 2033  is not a Business Day, you will receive your payment at maturity on the immediately following Business Day. No additional interest will accrue on the Notes during this period.

Call Right

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning June 28, 2015 upon not less than five Business Days’ notice to holders of the Notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the stated principal amount of Notes you then hold on that Interest Payment Date, plus accrued and unpaid interest, if any. If we call the Notes on an Interest Payment Date that is not a Business Day, your payment will be made on the next succeeding Business Day with the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of such delayed payment.

So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Discontinuance or Material Modification of the Underlying Index

If the Underlying Index is (i) not calculated and announced by the Underlying Index Publisher but is calculated and announced by a successor publisher acceptable to the Calculation Agent or (ii) replaced by a successor index that the Calculation Agent determines, in its sole discretion, uses the same or a substantially similar formula for and method of calculation as used in the calculation of the Underlying Index, in each case the Calculation Agent may deem that index (the “Successor Index”) to be the Underlying Index. Upon the selection of any Successor Index by the Calculation Agent pursuant to this paragraph, references in this pricing supplement to the original Underlying Index will no longer be deemed to refer to the original Underlying Index and will be deemed instead to refer to that Successor Index for all purposes, and references in this pricing supplement to the Underlying Index Publisher will be deemed to be to the publisher of the Successor Index. In such event, the Calculation Agent will make such adjustments, if any, to any level of the Underlying Index that is used for purposes of the Notes as it determines are appropriate in the circumstances. Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause notice to be furnished to us and the trustee.

If a relevant Underlying Index Publisher (i) announces that it will make a material change in the formula for or the method of calculating the Underlying Index or in any other way materially modifies the Underlying Index (other than a modification prescribed in that formula or method to maintain the Underlying Index in the event of changes in constituent stock and capitalization and other routine events) or (ii) permanently cancels the Underlying Index and no Successor Index is chosen as described above, then the Calculation Agent will calculate the closing level of the Underlying Index on each subsequent date of determination in accordance with the formula for and method of calculating the Underlying Index last in effect prior to the change or cancellation, but using only those securities included in the Underlying Index immediately prior to such change or cancellation. Such closing level, as calculated by the Calculation Agent, will be the relevant Closing Level for all purposes.

Notwithstanding these alternative arrangements, the discontinuance or material modification of the Underlying Index may adversely affect the value of your Notes.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to the Notes shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity date of the Notes were the date of such acceleration.

In case of default under the Notes, whether in the payment of interest or any other payment or delivery due under the Notes, no interest will accrue on such overdue payment or delivery either before or after the Maturity Date.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global note representing the Notes as custodian for DTC. The Bank of New York Mellon, as trustee under an indenture dated as of March 15, 1987, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0TN9. The ISIN for the Notes is US1730T0TN99.

Calculation Agent

The “Calculation Agent” for the Notes will be Citigroup Global Markets, Inc. (“CGMI”), an affiliate of Citigroup Inc. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Inc. and the holders of the Notes. CGMI is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF 3-MONTH U.S. DOLLAR LIBOR

General

3-month U.S. Dollar LIBOR is a daily reference rate fixed in U.S. Dollars based on the interest rates at which banks borrow funds from each other for a term of three months, in marketable size, in the London interbank market.

Historical Data on 3-Month U.S. Dollar LIBOR

The following graph illustrates the historical performance of 3-month U.S. Dollar LIBOR based on the level thereof on each day such level was available from January 2, 2003 through June 25, 2013. We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification. Historical data on 3-month U.S. Dollar LIBOR are not indicative of the future performance of 3-month U.S. Dollar LIBOR or what the value of the Notes or any payments to you on the Notes may be.

The value of 3-month U.S. Dollar LIBOR for June 25, 2013 was 0.2761%.

DESCRIPTION OF THE RUSSELL 2000® INDEX

General

The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. All stocks included in the Russell 2000® Index are traded on a major U.S. exchange. It is calculated and maintained by Russell Investments, a subsidiary of Russell Investment Group. The Russell 2000® Index is reported by Bloomberg L.P. under the ticker symbol “RTY.”

“Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Citigroup Inc. and its affiliates. For more information, see “Equity Index Descriptions— Russell 2000® Index—License with Russell” in the accompanying underlying supplement.

Please refer to the sections “Risk Factors” and “Equity Index Descriptions—Russell 2000® Index” in the accompanying underlying supplement for important disclosures regarding the Underlying Index, including certain risks that are associated with an investment linked to the Underlying Index.

Historical Data on the Russell 2000® Index

The following graph shows the Closing Level of the Russell 2000® Index for each day such level was available from January 2, 2003 through June 25, 2013. We obtained the information in the graph below from Bloomberg L.P., without independent verification. Historical data on the Russell 2000® Index are not indicative of the future performance of the Russell 2000® Index or what the value of the Notes or any payments to you on the Notes may be.

On June 25, 2013, the Closing Level of the Underlying Index was 961.26.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated December 20, 2012 among Citigroup Inc. and the Agents listed on Schedule I thereto, including CGMI, govern the sale and purchase of the Notes.

CGMI, acting as principal, has agreed to purchase from Citigroup Inc., and Citigroup Inc. has agreed to sell to CGMI, $3,000,000 aggregate stated principal amount of Notes (3,000 Notes) for a minimum of $950.00 per Note (as described in this paragraph). CGMI proposes to offer the Notes to certain dealers at the public offering price less a selling concession as described in this paragraph. CGMI will pay selected dealers not affiliated with CGMI a variable selling concession of up to $50.00 for each $1,000 Note they sell. If all of the Notes are not sold at the initial offering price, CGMI may change the public offering price and other selling terms.

In order to hedge its obligations under the Notes, Citigroup Inc. has entered into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Estimated Value of the Notes on the Pricing Date, Based on CGMI’s Proprietary Pricing Models and Our Internal Funding Rate, Is Less than the Issue Price” in this pricing supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

The Notes will not be listed on any exchange.

CGMI is an affiliate of Citigroup Inc. Accordingly, the offering will conform to the requirements set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly, without the prior written consent of the client.

Certain Additional Selling Restrictions

Chile

The Notes are being offered as of the date hereof solely to Qualified Investors (Inversionistas Calificados) pursuant to the private placement exemption provided by General Rule No. 306 of the Superintendencia de Valores Y Seguros (the “SVS”). The offering of the Notes has not been and will not be registered with the Chilean Securities Registry or the Registry of Foreign Securities of the SVS and, therefore, the Notes are not subject to oversight by the SVS and may not be sold publicly in Chile. The issuer of the Notes is not obligated to make information available publicly in Chile regarding the Notes.

Peru

The information contained in this pricing supplement has not been reviewed by the Superintendencia del Mercado de Valores (Peruvian Securities Market Superintendency or SMV; formerly, the Comisión Nacional Supervisora de Empresas y Valores or CONASEV). Neither the Regulations for Initial Offers and Sale of Securities (CONASEV Resolution 141-98-EF/94.10) nor the obligations regarding the information applicable to securities registered with the Registro Público del Mercado de Valores (Peruvian Stock Market Public Registry) apply to this private offering.

Uruguay

In Uruguay, the Notes are being placed relying on a private placement (“oferta privada”) pursuant to section 2 of law 18.627, as amended. The Notes are not and will not be registered with the Central Bank of Uruguay to be publicly offered in Uruguay.

VALUATION OF THE NOTES

CGMI calculated the estimated value of the Notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the Notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the Notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the Notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Risk Factors Relating to the Notes—The Value of the Notes Will Be Influenced by Many Unpredictable Factors” in this pricing supplement, but not including our creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

For a period of approximately six months following issuance of the Notes, the price, if any, at which CGMI would be willing to buy the Notes from investors, and the value that will be indicated for the Notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the Notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the six-month temporary adjustment period.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”) should consider the fiduciary standards of ERISA in the context of the ERISA Plan’s particular circumstances before authorizing an investment in the Notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended, (the “Code”) prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, “Plans”), from engaging in certain transactions involving the “plan’s assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under Section 4975 of the Code (in either case, “Parties in Interest”) with respect to such Plans. As a result of our business, we, and our current and future affiliates, may be Parties in Interest with respect to many Plans. Where we (or our affiliate) are a Party in Interest with respect to a Plan (either directly or by reason of our ownership interests in our directly or indirectly owned subsidiaries), the purchase and holding of the Notes by or on behalf of the Plan could be a prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the Notes and related lending transactions, provided that neither the issuer of the Notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and provided further that the Plan pays no more, and receives no less than, adequate consideration in connection with the transaction (the so-called “service provider exemption”). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the Notes and assets of a Plan.

Accordingly, the Notes may not be purchased or held by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the Notes will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code. Each purchaser or holder of the Notes or any interest therein will be deemed to have represented by its purchase or holding of the Notes that (a) it is not a Plan and its purchase and holding of the Notes is not made on behalf of or with “plan assets” of any Plan or (b) its purchase and holding of the Notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Certain governmental plans (as defined in Section 3(32) of ERISA), church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to these “prohibited transaction” rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or regulations (“Similar Laws”). Accordingly, each such purchaser or holder of the Notes shall be required to represent (and deemed to have represented by its purchase of the Notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of these rules, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1, 84-14, the service provider exemption or some other basis on which the acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The Notes are contractual financial instruments. The financial exposure provided by the Notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the Notes. The Notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the Notes.

Each purchaser and holder of the Notes has exclusive responsibility for ensuring that its purchase, holding and subsequent disposition of the Notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any applicable Similar Laws. The sale of any Notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of our tax counsel, Davis Polk & Wardwell LLP, the Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion assumes this treatment is respected. If you are a U.S. Holder, you will be required to recognize interest income at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes. We are required to construct a “projected payment schedule” in respect of the Notes representing a payment or a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield. The amount of interest you include in income in each taxable year based on the comparable yield will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payments on the Notes as determined under the projected payment schedule.

Although it is not entirely clear how the comparable yield and projected payment schedule must be determined when a debt instrument may be redeemed by the issuer, we have determined that the comparable yield for a Note is a rate of 4.587%, compounded quarterly, and that the projected payment schedule with respect to a Note consists of the following payments:

September 28, 2013	$25.000	September 28, 2018	$11.496	September 28, 2023	$7.821	September 28, 2028	$6.518
December 28, 2013	$25.000	December 28, 2018	$11.414	December 28, 2023	$7.756	December 28, 2028	$6.453
March 28, 2014	$25.000	March 28, 2019	$10.901	March 28, 2024	$7.691	March 28, 2029	$6.388
June 28, 2014	$25.000	June 28, 2019	$10.627	June 28, 2024	$7.626	June 28, 2029	$6.322
September 28, 2014	$21.871	September 28, 2019	$10.331	September 28, 2024	$7.561	September 28, 2029	$6.257
December 28, 2014	$21.730	December 28, 2019	$10.255	December 28, 2024	$7.496	December 28, 2029	$6.192
March 28, 2015	$20.556	March 28, 2020	$9.938	March 28, 2025	$7.430	March 28, 2030	$6.127
June 28, 2015	$19.771	June 28, 2020	$9.726	June 28, 2025	$7.365	June 28, 2030	$6.062
September 28, 2015	$18.923	September 28, 2020	$9.503	September 28, 2025	$7.300	September 28, 2030	$5.996
December 28, 2015	$18.798	December 28, 2020	$9.431	December 28, 2025	$7.235	December 28, 2030	$5.931
March 28, 2016	$17.184	March 28, 2021	$9.199	March 28, 2026	$7.170	March 28, 2031	$5.866
June 28, 2016	$16.336	June 28, 2021	$9.018	June 28, 2026	$7.105	June 28, 2031	$5.801
September 28, 2016	$15.555	September 28, 2021	$8.851	September 28, 2026	$7.039	September 28, 2031	$5.736
December 28, 2016	$15.450	December 28, 2021	$8.782	December 28, 2026	$6.974	December 28, 2031	$5.671
March 28, 2017	$14.212	March 28, 2022	$8.594	March 28, 2027	$6.909	March 28, 2032	$5.605
June 28, 2017	$13.648	June 28, 2022	$8.443	June 28, 2027	$6.844	June 28, 2032	$5.540
September 28, 2017	$13.118	September 28, 2022	$8.270	September 28, 2027	$6.779	September 28, 2032	$5.475
December 28, 2017	$13.027	December 28, 2022	$8.203	December 28, 2027	$6.713	December 28, 2032	$5.410
March 28, 2018	$12.251	March 28, 2023	$7.952	March 28, 2028	$6.648	March 28, 2033	$5.345
June 28, 2018	$11.871	June 28, 2023	$7.887	June 28, 2028	$6.583	June 28, 2033	$1,005.279

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amounts that we will pay on the Notes.

Any gain you recognize upon the sale, exchange or retirement of the Notes generally will be treated as ordinary income.

If you are a Non-U.S. Holder of Notes, you generally will not be subject to U.S. federal withholding or income tax in respect of amounts paid to you with respect to the Notes provided that (i) income in respect of the Notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the Notes.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the Notes.

You should consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the Notes and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

VALIDITY OF THE NOTES

In the opinion of Davis Polk & Wardwell LLP, as special products counsel to Citigroup Inc., when the Notes offered by this pricing supplement have been executed and issued by Citigroup Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment therefor, such Notes will be valid and binding obligations of Citigroup Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York, except that such counsel expresses no opinion as to the application of state securities or Blue Sky laws to the Notes.

In giving this opinion, Davis Polk & Wardwell LLP has assumed the legal conclusions expressed in the opinion set forth below of Michael J. Tarpley, Associate General Counsel—Capital Markets of Citigroup Inc. In addition, this opinion is subject to the assumptions set forth in the letter of Davis Polk & Wardwell LLP dated January 17, 2013, which has been filed as an exhibit to a Current Report on Form 8-K filed by Citigroup Inc. on January 17, 2013, that the indenture has been duly authorized, executed and delivered by, and is a valid, binding and enforceable agreement of the trustee and that none of the terms of the Notes, nor the issuance and delivery of the Notes, nor the compliance by Citigroup Inc. with the terms of the Notes, will result in a violation of any provision of any instrument or agreement then binding upon Citigroup Inc. or any restriction imposed by any court or governmental body having jurisdiction over Citigroup Inc.

In the opinion of Michael J. Tarpley, Associate General Counsel—Capital Markets of Citigroup Inc., (i) the terms of the Notes offered by this pricing supplement have been duly established under the indenture and the Board of Directors (or a duly authorized committee thereof) of Citigroup Inc. has duly authorized the issuance and sale of such Notes and such authorization has not been modified or rescinded; (ii) Citigroup Inc. is validly existing and in good standing under the laws of the State of Delaware; (iii) the indenture has been duly authorized, executed, and delivered by Citigroup Inc.; and (iv) the execution and delivery of such indenture and of the Notes offered by this pricing supplement by Citigroup Inc., and the performance by Citigroup Inc. of its obligations thereunder, are within its corporate powers and do not contravene its certificate of incorporation or bylaws or other constitutive documents. This opinion is given as of the date of this pricing supplement and is limited to the General Corporation Law of the State of Delaware.

Michael J. Tarpley, or other internal attorneys with whom he has consulted, has examined and is familiar with originals, or copies certified or otherwise identified to his satisfaction, of such corporate records of Citigroup Inc., certificates or documents as he has deemed appropriate as a basis for the opinions expressed above. In such examination, he or such persons has assumed the legal capacity of all natural persons, the genuineness of all signatures (other than those of officers of Citigroup Inc.), the authenticity of all documents submitted to him or such persons as originals, the conformity to original documents of all documents submitted to him or such persons as certified or photostatic copies and the authenticity of the originals of such copies.

We are responsible for the information contained or incorporated by reference in this pricing supplement and the accompanying underlying supplement, prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Inc.

Medium-Term Senior Notes,
Series H

Callable Fixed to Inverse
Floating Rate Range Accrual Notes
Contingent on the
Russell 2000® Index
Due June 28, 2033

($1,000 Principal Amount per Note)

Pricing Supplement

June 25, 2013
(Including Underlying Supplement No. 2
dated December 27, 2012, Prospectus
Supplement dated December 20, 2012
and Prospectus dated May 12, 2011)

____________________ TABLE OF CONTENTS
Page

Pricing Supplement

Summary Information-Q&A	PS-2
Final Terms	PS-7
Risk Factors Relating to the Notes	PS-10
Description of the Notes	PS-15
Description of 3-Month U.S. Dollar LIBOR	PS-22
Description of the Russell 2000® Index	PS-23
Plan of Distribution; Conflicts of Interest	PS-24
Valuation of the Notes	PS-25
Benefit Plan Investor Considerations	PS-26
United States Federal Income Tax Considerations	PS-28
Validity of the Notes	PS-29

Underlying Supplement

Risk Factors	1
Equity Index Descriptions	16
Commodity Index Descriptions	119
Fund Descriptions	139

Prospectus Supplement

Risk Factors	S-1
Important Currency Information	S-3
Forward-Looking Statements	S-4
Description of the Notes	S-5
United States Federal Tax Considerations	S-22
Plan of Distribution; Conflicts of Interest	S-31
Benefit Plan Investor Considerations	S-35
Legal Matters	S-37

Prospectus

Prospectus Summary	1
Forward-Looking Statements	7
Citigroup Inc.	7
Use of Proceeds and Hedging	7
European Monetary Union	9
Description of Debt Securities	9
United States Tax Documentation Requirements	33
United States Federal Income Tax Considerations	34
Currency Conversions and Foreign Exchange Risks Affecting Debt Securities Denominated in a Foreign Currency	41
Description of Common Stock Warrants	43
Description of Index Warrants	44
Description of Capital Stock	47
Description of Preferred Stock	49
Description of Depositary Shares	52
Description of Stock Purchase Contracts and Stock Purchase Units	54
Plan of Distribution	55
ERISA Considerations	57
Legal Matters	58
Experts	58